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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          FOR THE MONTH OF MARCH, 2001.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  X      Form 40-F
                  -----             -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes          No   X
             -----       -----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)


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                                                                   [CNH LOGO]

                          NEWS RELEASE

                          For Immediate Release

                          CNH GLOBAL ANNOUNCES ANNUAL DIVIDEND


            For more      March 12, 2001 (Racine, WI) -- The Board of Directors
information contact:      of CNH Global N.V. (NYSE:CNH) has recommended a
                          dividend for the year 2000 of 10 cents per share,
          Jeff Walsh      reflecting the Company's current financial results.
     Media Relations      Payment of the dividend is subject to approval at the
       (847)955-3939      Annual Shareholders Meeting in Amsterdam on May 3,
                          2001, and will be payable on May 31, 2001 to
           Al Trefts      shareholders of record on May 17, 2001.
  Investor Relations
      (847) 955-3821      CNH is the number one manufacturer of agricultural
                          tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry's largest equipment finance operations.
                          Revenues in 2000 were over $10 billion. Based in the United States, CNH's network of 10,000 dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, Fiatallis, Fiat-Hitachi, Link-Belt, New Holland, and O&K brands.


                                       ###



    [ ] CNH Global N.V. 100 South Saunders Road Lake Forest, IL 60045 U.S.A.
                             http://www.cnh.com [ ]


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                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                          CNH Global N.V.



                                          By:  /s/ Debra E. Kuper
                                             ---------------------------------
                                                      Debra E. Kuper
                                                      Assistant Secretary



March 13, 2001